

DIVISION OF
CORPORATION FINANCE

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 3561

February 25, 2010

<u>By U.S. Mail</u>

Mr. Christopher H. Atayan
Chief Executive Officer and Chairman
Amcon Distributing Company
7405 Irvington Road
Omaha, NE 68122

> **Re: Amcon Distributing Company**
> **Form 10-K for the Fiscal Year Ended September 30, 2009**
> **Filed November 6, 2009**
> **File No. 1-15589**

Dear Mr. Atayan:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Andrew Mew
Accounting Branch Chief